Page 3  of  9  Pages





         SCHEDULE 13-D IS HEREBY RESTATED AND AMENDED AS FOLLOWS:
         --------------------------------------------------------


Item 1.   Security and Issuer.
          --------------------

     The class of equity securities to which this statement relates is common stock, no par value, of Certron Corporation, the address of which is 1545 Sawtelle Boulevard, Los Angeles, California 90025.


Item 2.   Identity and Background.
          ------------------------

          (a)(b)The name and business address of the undersigned is as follows:

               Louart Corporation
               1545 Sawtelle Boulevard, Suite 34
               Los Angeles, California 90025

          (c)  Louart is a privately held investment company.

          (d) Louart Corporation has not been involved in any criminal proceeding (excluding traffic tickets) in the last five years.

          (e) Louart has not been involved in any judicial or administrative action with respect to federal or state securities laws in the last five years.

          (f)  Louart is a corporation chartered in the State of California.

     Attached hereto as schedule A is a statement giving the information called for by this item with respect to each officer and director of Louart Corporation (which is hereinafter referred to as "Louart") and each person who may be considered to be in a control relationship with Louart (all such persons are hereinafter refered to as "associates" of Louart.)


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          To date Louart has purchase a total of 1,205,200 shares of common stock of the Issuer at a total cost of $2,073,976.38 an average of 1.72 per share. All of the funds used in making such purchases have been Louart's own funds. It is possible that short term bank loans will be made in the future in making purchases of additional securities of the issuer. Short term loans will be retired through the application of the proceeds of sale of assets of Louart other than the securities of the issuer.



                                             Page  4 of  9  Pages
Item 4.   Purpose of Transaction.
          -----------------------
          (a) Shares of the Issuer were acquired for investment purposes. Depending upon market conditions and other factors which the management of Louart considers relevant, Louart may purchse additional shares from time to time in open market or privately negotiated transactions or Louart may sell shares in the open market or in privately negotiated transactions.

          (b) Louart does not have any extraordinary corporate transactions in mind for the Issuer such as a merger, reorganization or liquidation of the Company or of its subsidiaries.

          (c) Louart does not have in mind a sale or tansfer of a material amount of assets of the Issuer or any of its subsidiaries.

          (d) Louart's management does not have any present plans to change the present board of directors or management of the Issuer, nor does Louart have any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board.

          (e) Louart does not have any material change in mind with respect to the present capitalization or dividend policy of the Issuer.

          (f) Louart does not contemplate any material change in the Issuers business or corporate structure.

          (g) Louart does not contemplate any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

          (h)(i)(j) Louart does not contemplate any action that would cause the Issuer to cease being quoted in an inter-dealer quotation system of a registered national securities or having a class of equity securities of the Issuer become eligible for termination of registration pursuant to Section 12
(g)(4) of the Act or any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Louart owns 1,205,200 shares of common stock to the Issuer as of February 26, 1998 and has the sole power to vote the same.

          Marshall I. Kass, an associate of Louart and owner of 20.74% of the common stock of Louart owns directly a total of 45,015 shares of the common stock of the Issuer purchased at an average cost of $0.95 and has the sole power to vote the same. A total of 231,100 shares of common stock of the issuer at an average purchased price of $0.97 are owned by his SEP/IRA of which 40,000 shares were purchased on February 18, 1998 at an average cost of $0.30 per share, and 5,000 shares were purchased on October 28, 1997 at an average cost of $0.46 per share. The Trustee of his SEP/IRA is Charles Schwab and Company, Account No. 4936-9050. The SEP/IRA is self directed and he has the sole power to vote the same. Marshall Kass is an Officer and Director of Certron. Stock options were granted to Mr. Kass on March 26, 1996 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share, and on June 3, 1997 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of grant.
                                             Page  5  of  9  Pages

          Deanne Fier Kass, an associate of Louart and owner of 9.97% of the common stock of Louart owns directly a total of 81,500 shares of common stock of the issuer purchased at an average cost of $.90 per share, and has the sole power to vote the same.

          Michael S. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by his minor child owns directly 1,000 shares of common stock of the issuer at an average cost of $1.625 per share, and a total of 22,525 shares of common stock of the issuer at an average purchased price of $1.80 owned by his SEP/IRA. The Trustee of his SEP/IRA is Charles Schwab and Company, Account No. 4932-8893. The SEP/IRA is self directed and he has the sole power to vote the same. Michael Kass is an Officer and a Director of Certron. Stock options were granted to Mr. Michael Kass on March 26, 1996 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share, and on June 3, 1997 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of grant.

          Susan E. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by her minor child owns directly 1,000 shares of common stock of the issuer at an average cost of $1.9425 per share, and has the sole power to vote the same. Susan Kass is an Officer and Director of Certron. Stock options were granted to Ms. Kass on March 26, 1996 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share, and on June 3, 1997 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of grant.

          Jonathan F. Kass, an associate of Louart and owner of 22.13% of the common stock of Louart excluding the shares owned by his minor children owns directly 1,000 shares of common stock of the issuer at an average cost of $1.9425 per share, and has the sole power to vote the same. In addition, Jonathan Kass is a custodian for his minor children under the Uniform Gifts To Minors Act for 5,000 shares for the benefit of Chanel Kass at a purchase price of $0.93 purchased on December 26, 1991 and 5,000 shares for Diva Kass at a purchase price of $0.93 purchased on December 26, 1991. Jonathan Kass is an Officer and a Director of Certron. Stock options were granted to Mr. Jonathan Kass on March 26, 1996 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share, and on June 3, 1997 for 10,000 shares of common stock of the issuer at an exercise price of $1.00 per share and become exercisable in full one year from the date of grant.

          Except as set forth above, neither Louart nor any associate of Louart has any right to acquire, directly or indirectly, any securities of the Issuer, except to the extent that the right to receive certificates for securities of the issuer previously purchased but not yet delivered may constitute such a right to acquire.

          Attached hereto as Schedule B is information as to all transactions in the common stock of the issuer which were effected during the past 60 days by Louart or any associate of Louart.

Item 6. Contracts, Arrangements, or Understandings with respect to Securities of the Issuer.
          ----------------------------------------------------------

          Inapplicable.
                                             Page  6  of  9  Pages



Item 7.   Material to be filed as exhibits.
          ---------------------------------

          Inapplicable.











                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.




BY (SIGNATURE)      /s/ Marshall I. Kass
(NAME AND TITLE)    MARSHALL I. KASS
                    CHAIRMAN OF THE BOARD AND
                    CHIEF EXECUTIVE OFFICER
                    FEBRUARY 26, 1998

























                                             Page 7  of  9  Pages
                                SCHEDULE A
                                ----------
            INFORMATION AS TO ASSOCIATES OF LOUART CORPORATION.
            ---------------------------------------------------

(a)(b)    Name and Residence Addresses:
          -----------------------------
          Marshall I. Kass
          2172 Century Woods Way
          Los Angeles, California  90067

          Deane F. Kass
          2172 Century Woods Way
          Los Angeles, California  90067

          Michael S. Kass
          11835 So. Park Avenue
          West Los Angeles, California  90066

          Susan E. Kass
          3708 Via Palomino
          Palos Verdes Estates, California  90274

          Jonathan F. Kass
          28851 Boniface Drive
          Malibu, California  90265

          The business address of each of such persons is 1545 Sawtelle Boulevard, Los Angeles, California 90025. Messrs. Marshall, Michael, and Jonathan, Ms. Deanne and Ms. Susan Kass, director and executive officers of the Company, owns shares of the capital stock of Louart Corporation representing a majority of the voting power of the outstanding capital stock thereof.

(c)  Past and Principal Occupations:
     -------------------------------
     Marshall I. Kass

     For more than the past five years and until February 1996, Mr. Kass served as President of Louart Corporation, a privately-held investment company. In February 1996, he was elected Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Louart Corporation. He is, and for more than the past five years has been, a Director thereof.

     In December 1988, Mr. Marshall I. Kass was elected Chairman of the Board of Directors and Chief Executive Officer, and in June 1990 he was elected as the Chief Operating Officer of Certron Corporation.

     Deanne F. Kass

     Professional volunteer, Homemaker for more than 10 years. July 1977 to present served as Director and Treasurer of Louart Corporation.

     Michael S. Kass

     In  February 1996, Mr. Michael S. Kass  was elected President of Louart
     Corporation.   For the five years prior thereto, he served as Senior
     Vice President and  Director of the Company.
                                              Page  8  of  9  Pages


     In March 1996, Mr. Michael S. Kass was elected Executive Vice President of Certron Corporation. For the five years prior thereto, he served as Vice President of Certron.

     Susan E. Kass

     For more than the past five years, Ms. Susan E. Kass has served as the Secretary, Vice President and Director of Louart Corporation. In 1990, she was elected Secretary and Treasurer of Certron Corporation.

     Jonathan F. Kass

     In February 1996, Mr. Jonathan F. Kass was elected as Senior Vice President of Louart Corporation. For the five years prior thereto, he served as Vice President and Director of the Company.

     In March 1996, Mr. Jonathan F. Kass was elected President of Certron Corporation. For the five years prior thereto, he served as Executive Vice President of Certron.

(d) No such person hs been convicted of a criminal proceeding (excluding traffic tickets) in the last five years.

(e) No such person has been a party to a civil proceeding of a judicial or administrative body in the last five years concerning federal or state securities laws.

(f)  All such persons are citizens of the United States.





























                                              Page  9  of  9  Pages



                                SCHEDULE B
                                ----------


                   INFORMATION AS TO TRANSACTIONS IN THE
                   COMMON STOCK OF THE ISSUER DURING THE
                              PAST SIXTY DAYS
                   -------------------------------------

     The following information as to all purchases of common stock of the Issuer since December 20, 1997 by Louart Corporation or any associate of Louart. All purchases of common stock were made in the over-the-counter market from the firms noted below.






                            CERTRON CORPORATION
                            -------------------

                               COMMON STOCKS
                               -------------

          PURCHASED BY MARSHALL I. KASS UNDER HIS SEP/IRA ACCOUNT
          -------------------------------------------------------

                              PURCHASE
                              PRICE PER
                              SHARE
     DATE      NO. OF SHRS.   (W/O COMMISSION)         BROKERS
     ----      ------------   ----------------         -------
     02/18/98  40,000         $0.29                    CHARLES SCWHAB